EXHIBIT 99.2
KPMG LLP
205 5th Avenue SW
Suite 3100
Calgary AB T2P 4B9
Tel (403) 691-8000
Fax (403) 691-8008
www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated February 26, 2020, with respect to the consolidated balance sheets of Husky Energy Inc. as of December 31, 2019 and 2018, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity, and cash flows for the years then ended, and the related notes incorporated by reference in the Registration Statement on Form F-10 of Cenovus Energy Inc. dated September 19, 2019 filed with the Securities and Exchange Commission (File No. 333-233702) and to the reference to our firm under the heading “Auditors” in the prospectus supplement filed thereto on the date hereof. Our report on the consolidated financial statements refers to a change in the accounting for leases on adoption of IFRS 16.

/s/ KPMG LLP

Chartered Professional Accountants

December 21, 2020
Calgary, Canada

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